Filed Pursuant to Rule 433

Registration Statement No. 333-162588

Pricing Term Sheet

October 22, 2009

Navistar International Corporation

Offering of

$550,000,000 principal amount of

3.00% Senior Subordinated Convertible Notes due 2014

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates only to the Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated October 20, 2009 relating to the Convertible Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 20, 2009, each as filed with the Securities and Exchange Commission, or SEC.

Issuer:	Navistar International Corporation, a Delaware Corporation (the “Issuer”).

Ticker / Exchange for Common Stock:	NAV / The New York Stock Exchange (“NYSE”).

Trade Date:	October 22, 2009.

Settlement Date:	October 28, 2009.

Notes:	3.00% Senior Subordinated Convertible Notes due 2014 (the “Notes”).

Aggregate Principal Amount Offered:	$550,000,000 principal amount of Notes (or a total of $625,000,000 principal amount of Notes if the underwriters’ over-allotment option to purchase up to $75,000,000 principal amount of additional Notes is exercised in full).

Public Offering Price:	$1,000 per Note/ $550 million total.

Maturity:	The Notes will mature on October 15, 2014 unless earlier converted or repurchased at the holder’s option upon a fundamental change.

Interest Rate:	3.00% per year.

Interest Payment Dates:	Interest will accrue from the Settlement Date and will be payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2010, to holders of record as of the close of business on the immediately prior April 1 or October 1, as the case may be.

Reference Price:	$37.24 per share of the Issuer’s common stock, the last sale of the Issuer’s common stock on October 22, 2009.

Conversion Premium:	35.00% above the Reference Price.

Initial Conversion Price:	Approximately $50.27 per share of the Issuer’s common stock.

Initial Conversion Rate:	19.8910 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

Conversion Trigger Price:	Approximately $65.36, which is 130% of the Initial Conversion Price.

Use of Proceeds:	The net proceeds from the Convertible Notes Offering, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer, are estimated to be approximately $532.5 million (or approximately $605.25 million if the underwriters exercise in full their over-allotment option). The net proceeds from the concurrent senior notes offering are estimated to be approximately $982 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer expects to use a portion of the net proceeds from the Convertible Notes Offering and the concurrent senior notes offering to repay all amounts outstanding under the Credit Facilities, together with any accrued and unpaid interest thereon, and approximately $19 million to cash collateralize certain outstanding letters of credit. The remaining proceeds from these offerings will be used for general corporate purposes, including to fund capital expenditures and strategic initiatives.

If the underwriters exercise their over-allotment option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of additional Notes and from the sale of additional warrants to enter into additional convertible note hedge transactions. See “—Convertible Note Hedge and Warrant Transactions” below.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose to initially offer the Notes at a price of 100% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any, and to dealers at that price less a concession not in excess of 1.8% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any.

The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds to the Issuer, before estimated offering expenses payable by the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per note	Without option	With option
Public offering price	$1,000.00	$550,000,000	$625,000,000
Underwriting discount	$30.00	$16,500,000	$18,750,000
Proceeds, before expenses, to the Issuer	$970.00	$533,500,000	$606,250,000

Joint Book-Running Managers:	J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.

Co-Managers:	RBC Capital Markets Corporation, Scotia Capital (USA) Inc. and UBS Securities LLC

CUSIP Number:	63934E AL2

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate shall be increased for certain conversions in connection with a make-whole fundamental change based on the stock price and effective date for such make-whole fundamental change:

Stock Price	$37.24	$47.50	$55.00	$62.50	$70.00	$77.50	$85.00	$92.50
Effective Date
October 28, 2009	6.9618	4.4878	3.3760	2.6198	2.0845	1.6926	1.3976	1.1702
October 15, 2010	6.9618	4.4178	3.2390	2.4545	1.9115	1.5230	1.2368	1.0208
October 15, 2011	6.9618	4.2245	2.9793	2.1760	1.6385	1.2669	1.0026	0.8095
October 15, 2012	6.9618	3.8516	2.5371	1.7319	1.2239	0.8944	0.6745	0.5238
October 15, 2013	6.9618	3.1080	1.7334	0.9858	0.5800	0.3583	0.2356	0.1659
October 15, 2014	6.9618	1.1616	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Stock Price	$100.00	$107.50	$115.00	$122.50	$130.00	$137.50	$145.00
Effective Date
October 28, 2009	0.9913	0.8479	0.7312	0.6350	0.5545	0.4866	0.4287
October 15, 2010	0.8541	0.7229	0.6178	0.5323	0.4618	0.4029	0.3531
October 15, 2011	0.6651	0.5546	0.4683	0.3996	0.3440	0.2983	0.2602
October 15, 2012	0.4176	0.3406	0.2832	0.2394	0.2049	0.1773	0.1546
October 15, 2013	0.1248	0.0993	0.0824	0.0705	0.0615	0.0543	0.0483
October 15, 2014	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $145.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•

if the stock price is less than $37.24 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 26.8528 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments” in the preliminary prospectus supplement for the Convertible Notes Offering.

Convertible Note Hedge and Warrant Transactions:	In connection with the offering of the Notes, the Issuer has entered into convertible note hedge transactions with one or more affiliates of the underwriters (the “hedge counterparties”). The convertible note hedge transactions cover, subject to adjustments substantially identical to those applicable to the Notes, the number of shares (other than any additional shares as described under “—Adjustment to Shares Delivered upon Conversion Upon a Make-Whole Fundamental Change” above) of the Issuer’s common stock underlying the Notes. Concurrently with entering into the convertible note hedge transactions, the Issuer has entered into separate warrant transactions with the hedge counterparties whereby the Issuer has agreed to sell to the hedge counterparties warrants to purchase, subject to customary anti-dilution adjustments, up to the same number of shares of the Issuer’s common stock. The exercise price of the warrant transactions (approximately $60.14 per share) represents a premium of 61.5% over the closing price of Navistar’s common stock on the New York Stock Exchange on October 22, 2009. The Issuer will use approximately $36,410,000 of its existing cash to pay the cost of the convertible note hedge transactions (after the cost of such transactions is partially offset by the proceeds from the sale of the warrants). If the underwriters exercise their over-allotment option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the proceeds from the sale of the additional Notes and from the sale of additional warrants to enter into additional convertible note hedge transactions.

The Issuer has filed a registration statement (including an accompanying prospectus) dated October 20, 2009 and a preliminary prospectus supplement dated October 20, 2009 with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002 and Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10171, (1-800-221-1037).

This communication should be read in conjunction with the registration statement dated October 20, 2009, the accompanying prospectus and the preliminary prospectus supplement dated October 20, 2009. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

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